Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

This filing consists of a transcript of The McClatchy Company’s investor conference call held on March 13, 2006.

THE MCCLATCHY COMPANY

Moderator: Christina Stenson

March 13, 2006

9:00 a.m. CT

Operator:	Good day everyone; welcome to the McClatchy Investor and Analyst conference call. As a reminder, this conference is being recorded.

Following the call, investors and analysts can ask questions, media and other attendees are asked to refrain from asking questions during this call.

At this time, I’ll turn the call over to Elaine Lintecum, Treasurer of McClatchy. Please go ahead.

Elaine Lintecum:	Thank you very much. Good morning everyone, and thank you for joining us today to hear about an exciting transaction for our shareholders, as well as those of Knight Ridder. This call is also being Webcast at McClatchy.com, and there are slides available for viewing at that site. The Webcast and related slides will be archived on our Web site for future reference.

Our press release describing the transaction was issued this morning before the market opened, and is posted on First Call and our Web site for your convenience. As you can see from the outline on our first slide, we plan to cover all the details of the transaction and then take your questions.

As a reminder, this conference call will contain forward-looking statements that are subject to risks and uncertainties, including, among others, those described in the company’s financial filings with the SEC, as well as those described on the slide posted on our Web presentation. Actual results may differ materially from those described during the call. A reconciliation of certain non-GAAP terms or adjusted amount is available on our Web site in the investor relations tab.

And now here is Gary Pruitt, our Chairman and CEO.

Gary Pruitt:	Good morning. You know the headline by now, McClatchy is buying Knight Ridder. As we explore the back story, you will see why this is a win, not only for our shareholders, but also for the employees, readers, advertisers, and equally as important the shareholders of Knight Ridder. Opportunities like this come along once in a company’s lifetime, and we’re excited to be able to take advantage of it. The merger will expand McClatchy’s reach and expand its proven growth strategy in a way no other deal could. As you will hear, we’ve structured to deal to be true to our long time successful strategy, and to maintain McClatchy’s attractive profile, centering our efforts in premium, high growth markets.

The merger combines two companies with similar cultures, journalistic missions, and geographic fits in a financially attractive deal. And perhaps as important as any point I will make today, it will allow those newspapers to sustain and advance their journalistic values.

We intend to retain 20 Knight Ridder papers and integrate them into McClatchy’s operations; we will sell 12 of the papers that do not match our long standing acquisition criteria. We will begin marketing those papers immediately.

Moving forward, we believe there will be great operational up side in this acquisition as we take advantage of synergies in corporate overhead, online operations, capital expenditures, and geographic alignment. This transaction is financially attractive, it is expected to be free cash flow accretive in the mid teen percentage range immediately, and we’ll provide a platform for faster growth going forward. We know there will be questions about our decision to make a big investment in the future of the newspaper business. Pessimism about our industry is indeed widespread these days, but we believe it is misinformed, as I will be explaining shortly.

You can think of this acquisition as more McClatchy, or McClatchy plus, it gives us a chance to do more of what we do best. We have been leaders in the industry over the last five years in advertising revenue growth, and many other metrics. Our online advertising products have been particularly successful, and Knight Ridder’s powerful digital assets in premium markets will accelerate that.

Why are we so confident of all of this? We have a proven track record of acquiring, integrating and improving newspapers. We did it in Tacoma, in Raleigh, in Minneapolis, and we will do it again now. Of course this starts with the prentice that we believe in newspapers, both as a necessary foundation for democracy and as a good business. Contrary to a lot of conventional wisdom these days, newspapers remain profitable businesses with strong audiences. Those audiences are not limited to the printed page, but also encompass our online reach. Recent reports from Nielsen Net Ratings and the Newspaper Association of America show that more people are visiting newspaper Web sites than ever before. In November, one-third of all domestic Internet users, 55 million people, visited newspaper Web sites, 30 percent more than the previous year. Nobody has been able to establish local online sites that challenge newspapers, although both Microsoft and AOL have tried.

Surveys show that more than half the adults in the U.S. read a printed newspaper yesterday, even amongst the tough audience of 18 to 34-year-olds, about 40 percent read a paper yesterday and 68 percent read a paper at least weekly. That attractive profile is enhanced by the fact that no communications enterprise is better positioned to leverage into the multi-platform 24 seven news world we’re in today, and indeed newspaper companies are already leaders in doing so.

Adding our industry leading circulation record to the unduplicated reach of our leading Web sites shows that more people want what we produce today than wanted it yesterday, that’s clearly not the profile of a dying industry. Almost $40 billion was spent on newspaper advertising last year, and in most markets, newspapers garner about 40 percent of the total advertising share. At McClatchy, we’ve done better than our peers over the last five years in realizing our share of this advertising growth, and we plan to extend that record.

Here’s a particularly telling example of newspapers’ tremendous competitive reach. When the Steelers faced off against the Seahawks in the Super Bowl last month, 90.7 million people tuned in, television’s best day of the year. But on that Sunday, indeed on any average Sunday, 124 million read the Sunday paper, 27 percent more than watched the Super Bowl. Newspapers are strong today, and are moving strongly into the future, so of course we’re excited to add more newspapers in growth markets to our family.

With more than 3.1 million daily, and 4.1 million Sunday circulation out of 32 newspapers, Knight Ridder is the country’s second largest newspaper company after Gannett. In addition, Knight Ridder has an outstanding digital operation with market leading Internet assets. Last year, Knight Ridder has revenues of $3.1 billion, and adjusted - and pro forma EBITDA of 638 million. The company is demonstrably committed to journalistic excellence, as evidenced by 84 Pulitzer Prizes.

A review of the map shows that Knight Ridder operates in 29 markets across the United States, often in similar regions to McClatchy, with large concentrations in the northwest, southeast and California. Knight Ridder also has an impressive array of off balance sheet assets, which we have conservatively valued at $500 million, this is not small change, and these assets promise a terrific addition to our portfolio. Perhaps the most significant investment is in CareerBuilder, a leading online employment company owned in partnership with Gannett and Tribune. We believe this asset will be even more valuable when it adds the premium market McClatchy newspapers to the mix, and we look forward to partnering with our colleagues in this venture.

Knight Ridder has been an industry leader in the online space since the early 1990s, the National Real Cities Network is a widely recognized asset, and Knight Ridder is also a partner in classified ventures, which provides state of the art verticals in online classifieds for automotive with Cars.com, for real estate with Apartments.com, and for other services.

Knight Ridder also has equity investments in the Seattle Times company and two news print producers. We consider this possible acquisition as we do every potential acquisition, with a cold, hard eye focused on our exacting and long standing criteria. Many assumed that because of these criteria, we could not possibly be a participant in this auction. But we applied our exacting criteria, and found that adding the best of Knight Ridder made a great fit for McClatchy, adding these 20 premium markets brings increased opportunities for growth. At each location, we follow the strategies - we will follow the strategies that have brought success to existing McClatchy operations. In each, we will become the leading local media company, building on the foundation of the core newspaper, and adding leading Web sites, niche publications, and direct marketing products. We expect this deal to be strongly cash flow accretive immediately, and GAAP earnings accretive in just a couple of years. And of course we are doing it at a price that makes it financially attractive, well below the historical range of newspaper acquisition multiples.

A look at how we have done with past acquisitions may be instructed, our top seven newspapers include four that have been acquired and integrated into the fold. This is a line up that has made us among the best performing newspaper companies over the last three, five and 10 years.

After this acquisition, and planned divestitures, our top 10 newspapers would be the envy of any newspaper company. The “Star Tribune” in Minneapolis will still be our largest newspaper, and the “Sacramento Bee” will be the third largest, just behind the “Miami Herald” in daily circulation. And they are joined by the “Kansas City Star,” the “Star Telegram” in Ft. Worth, the “Charlotte Observer,” and three of our existing newspapers in Raleigh, Tacoma and Fresno, California. Rounding out the top 10 is the “State Newspaper” in Columbia, the capital of South Carolina. These newspapers operate in markets where the household growth is projected to grow more than 50 percent faster than the national average, where readership demographics are high, and where we have discovered the sweet spot for our operating strategies.

It is important to note that half these newspapers are already owned by McClatchy, so we’re not expanding into operations that are out of our league by any means.

Let’s look at some key metrics of these companies - of the - these two companies as they performed in 2005, which basically describes the starting point for the acquisition we’re talking about today. These measure of performance are the building blocks from which the new McClatchy is being created. Comparing our profile with that of Knight Ridder best illustrates some key points, the projected household growth of our existing markets over the next five years is 11.9 percent, more than 50 percent faster than the national average. Our margins, excluding corporate overhead, were 30.4 percent in 2005. Similar statistics for Knight Ridder are 8.2 percent in household growth, and 24.9 percent in margins.

Importantly, our examination of what this deal could mean for McClatchy was undertaken strategically, with our eyes always fixed on final results, we looked at Knight Ridder market by market, closely focused on growth factors and other key McClatchy acquisition criteria. The analysis was disciplined and clear eyed as we determined which papers should be divested with sale proceeds applied at once to pay down the acquisition debt. And at the end of our analysis, we were delighted to find that there were 20 premium markets providing a striking fit with all of our criteria.

Contrasting the individual performances of Knight Ridder papers yields a key perspective in understanding our decisions. You will note that many of the newspapers lifted for divestiture, such as the “Philadelphia Inquirer” and the “San Jose Mercury News” enjoyed well deserved reputations for the great journalism they have produced. And we are sorry their markets and business performance don’t fit into the new McClatchy. But we have always been disciplined about applying our strict criteria, and for good reason. It has been the foundation of our success, the stakes have never been higher for newspapers and journalism in this country than they are today, and we dare not go into battle with anything less than the best and strongest company we can create.

You should note that for the newspapers we plan to divest, the projected household growth rate is 4.8 percent, which is below the national average, and their cash flow margin is 17.8 percent below the industry average. If you look at a map of the papers we will retain, you can quickly see that many are clustered in the southeast and northwest, regions where we have current operations. Others extend us into new markets that will spur growth. We’re excited about the profile of the new McClatchy because it mirrors so many of the strengths that have defined us as a company.

Look closely at the profile of the newspapers we are retaining, this is what really makes the whole case for why we have structured this deal as we have. These papers serve markets with projected household growth rates of 11.1 percent, similar to our existing profile, and achieved cash margins of 30.3 percent, nearly identical to ours. Their average circulation size is actually a bit smaller than the average McClatchy newspaper, these newspapers are a natural fit for us.

Combining the papers on a map shows that the new McClatchy is truly a national newspaper company, concentrated in growth markets across the United States, these are 32 of the country’s preeminent newspapers serving 30 of its fastest growing premium markets, and that is a powerful combination. The markets making up the new McClatchy have a projected combined household growth of 11.4 percent over the next five years, more than 50 percent faster than the U.S. average, and show cash margins of 30.3 percent in 2005, eight percentage points above industry average. With revenues of $2.8 billion, the new McClatchy will be more than double the size of McClatchy today. With this lineup, our opportunity for growth is unsurpassed in the industry.

We will be integrating these premium Knight Ridder papers into McClatchy’s culture of aspiration and performance, where we expect each of our papers to get better every year, and to work toward becoming the best in the country for its size. We have stability, consistent focus, and the only lasting assurance of security, being part of a company that is successful in the marketplace. The best way for anyone to understand how we plan to do business in these markets is to look at how we’ve been doing business for 149 years now, mission driven, public interest journalism coupled with disciplined operations that are built to last.

Measured by 3.2 million in daily circulation, the new McClatchy becomes the (second) largest newspaper company in the nation behind Gannett, whose totals include “USA Today.” The new McClatchy will consist of 32 daily newspapers, and 50 non-daily newspapers, after the planned divestitures we would have - we would have had combined revenues of 2.8 billion, and combined EBITDA of 754 million in 2005. The new McClatchy will have approximately 20,000 employees.

We expect to realize more than $60 million in efficiencies annually, many of them from eliminating redundancies in corporate and Internet operations. And of course we expect to find newspaper efficiency as we integrate these markets into McClatchy culture and operations.

But we will do this the McClatchy way, we have no plans for across the board layoffs or draconian cuts at these newspapers. Most important to the long-term health of this company, we will sustain news quality, and insure that they work well for readers and advertisers.

While not included in the synergies discussed above, we also see great revenue opportunities. This acquisition strengthens McClatchy’s reach into online advertising where we already operate leading local Web sites in every market we serve. Knight Ridder’s national network, Real Cities, its digital expertise, and other interactive properties offer powerful synergies for us to continue our rapid growth in interactive audiences and revenues.

Total consideration is $67.25 per share, with 60 percent, or $40 per share in cash, and 40 percent in stock. This translates to a fixed fraction of .5118 of a class A share - McClatchy share for each share of Knight Ridder. We will be issuing approximately 34.3 million new class A shares, and paying $2.7 billion in cash to Knight Ridder shareholders.

This values Knight Ridder at $6.5 billion, including approximately $2 billion of existing Knight Ridder debt at closing, which we will assume. Most of this debt is in the form of long-term bonds, and will not require an immediate use of cash because of Knight Ridder’s aggressive share repurchase program over the last few years, the resulting consideration we are paying for the company in the form of equity is only 27 percent. Adjusting for the $500 million of off balance sheet assets, including the one-third ownership of CareerBuilder, the enterprise value is $6 billion.

We obviously think this is a unique opportunity, a chance to acquire premium assets for historically low cash flow multiples. Almost exactly one year ago, we acquired Pulitzer for more than 13 times EBITDA. Based on 2005 EBITDA, we are paying 9.5 times Knight Ridder cash flow. When adjusted for the synergies that we expect to achieve, the multiple is 8.7 times. This translates into a forward multiple of approximately 8.4 times Knight Ridder cash flows.

When adjusted for planned divestitures, assuming conservative sales prices, in straightforward cash transactions with some tax leakage, the multiple will be between 9.0 and 9.5 times, and that’s a compelling deal for our shareholders.

In order to consummate the transaction, we have obtained full committed facilities from Bank of America and J.P. Morgan for $3.75 billion. At closing, this will translate into leverage of 4.8 times trailing 12-month cash flow. But pro - but pro forma for divestitures, it will reflect leverage of less than four times combined cash flow, a very manageable debt level for McClatchy.

We believe this is clearly an investment grade profile for a company with strong, stable, free cash flow. And as we have in the past, we will use our cash flow to de-lever quickly, creating equity value and driving earnings growth. We expect to close the transaction in three to four months, but have a number of steps to complete in getting to that point. Over the next month and a half, we will make all the - all the regulatory filings that go with a deal of this size, and Knight Ridder will be holding a special shareholders meeting to secure the necessary votes to complete the merger. We expect to close the transaction late in the second or early in the third quarter of 2006.

Here is an easy summary of what this deal means. If you liked McClatchy before, you will love the new McClatchy. The most important basis of our company has not changed, we believe that good journalism is good business, but we don’t believe business as usual is good for either journalism or shareholders. We see a world in which daily newspapers are at the heart of a multi- platform 24 seven news company, serving audiences whenever they want in whatever form they choose.

Remember that the company we have structured will be built on strong growth markets, and becomes immediately strongly accretive to cash flow. It is launched from a strong and conservative balance sheet, with an investment grade profile. We have a talented management team in place ready to integrate these operations into our culture of efficiency and performance.

Knight Ridder’s powerful Internet assets also add significant opportunities. That’s the new McClatchy, ready to deliver.

Thank you, and now I’ll be happy to take your questions.

Operator:	Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone phone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Due to the volume of today’s call, we ask that you limit yourself to one question. Once again if you have a question today, please press star one. And we’ll pause for just a moment.

And our first question today comes from Douglas Arthur from Morgan Stanley.

Douglas Arthur:	Yes, Gary, congrats.

Gary Pruitt:	Thanks.

Douglas Arthur:	Two questions. Can you talk a little bit about the cost synergies on the digital platforms? Because obviously you’ve been - you have a very deep digital platform, Knight Ridder does, so

I’m wondering if you can just flush that out a little bit. And then secondly, the 49 and a half percent interest in the “Seattle Times” company, your ownership in Tacoma, is that going to be an issue or not? Thanks.

Gary Pruitt:	OK. Well first of all, I want to note, very good, Doug, first question was two questions. So way to go, but we appreciate that. As far as the cost synergies on the Internet though, it is true that there will be some there, because we have McClatchy interactive, Knight Ridder has Knight Ridder Digital. When we move merge those two centralized interactive operations, there are redundancies, much like merging two corporate operations. And as a result, there will be a reduction in staff that we’ll need to sort out. We anticipate that cost savings on the Internet side will be at least $15 million. We have not focused on any Internet revenue synergies, we do believe they are there, we believe they could be significant, we have not factored them into our model.

With regard to Seattle and Tacoma, we do not believe that that will present an anti trust problem.

Douglas Arthur:	Great, thanks.

Gary Pruitt:	Sure.

Operator:	And next we’ll hear from Peter Appert from Goldman Sachs.

Peter Appert:	Gary, can you talk about the tax implications of asset sales? My understanding is there might be substantial gains on such sales, and how does that work into the financial equation?

Gary Pruitt:	Sure. What we did was we have not - we of course don’t know exactly how these sales will be structured. But when we gave you that multiple of looking at 2006 after divestitures and synergies of 90 to 95, that is assuming conservative sale prices with asset purchase accounting.

So we felt that was a conservative estimate of those - of that multiple after sale. It is true that many of these papers have low bases, and there will be some tax leakage, but even after paying the taxes and assuming conservative prices, the ‘06 multiples are quite attractive.

Peter Appert:	OK, now does that mean you’re saying that you think you sell these properties at the same multiple you’ve acquired the entire company for, is that the message?

Gary Pruitt:	Yes. Around the same multiple as what we’ve kind of built into the model, but we don’t - which we think would be a conservative assumption, but that’s what we’ve built into the model. We don’t want to give buyers too much of a roadmap of what we’re expecting.

Peter Appert:	OK, thank you.

Gary Pruitt:	Sure.

Operator:	And next William Bird from Citigroup has our next question.

William Bird:	Yes, I was wondering if you could just elaborate a little bit more on expected cost synergies, is the 60 million number you put out there what you think is relatively conservative, or could there be up side to that? Thanks.

Gary Pruitt:	Sure, thanks, Bill. We think that number is conservative; we think it’s in excess of 60 million. The majority of that, over 40 million comes from corporate redundancies, 15 million or so, as we mentioned from the Internet operations, and the remainder coming from efficiencies, cost efficiencies in the newspaper operations. We have not included any revenue synergies.

William Bird:	Thank you.

Gary Pruitt:	And those are the building blocks to get to the 60 plus million of cost synergies.

William Bird:	Thanks.

Operator:	And next we’ll hear from Christa Quarles from Thomas Weisel Partners.

Christa Quarles:	Hi, first just on the classified side, Gary, could you outline what your vision is in terms of what you think that may look like for the newspapers in, you know, three to five years? Obviously Knight Ridder had a lot of online assets that were classified oriented, you do as well. And then the second question just centers on, you know, how important is it for you to find the buyers, I guess, you know, how patient will you be? And does it factor in greatly into your debt covenants? Thanks.

Gary Pruitt:	Sure. I’ll answer the second one first. We do not think it will be difficult to find buyers, we begin marketing these papers today, and of course they’ve been on the market for a while if Knight Ridder was selling, and Knight Ridder and their advisors had received inquiries, and we will receive inquiries, and have already. So we will move with alacrity in hopes of selling these papers, perhaps in a simultaneous closing, some more a group, as many as we can, very quickly. The employees at these papers have had to endure a great deal of uncertainty, we’re sorry to prolong it, and we hope not to prolong it for too long, and we will try to sell these papers as quickly as we can, and don’t anticipate any problems in doing so. We’ll be selling them in groups or individually, we’re open for all possibilities.

As far as - and I think there will - there will be interest. As far as classifieds go, I think as you look out three to five years, you’re going to see a much closer balance between the classified revenues online and in print. Print will continue to be a strong piece, but online will be growing much more quickly, and more broadly based. And it wouldn’t surprise me that in five years, if online classified revenues come pretty darn close to the print classified revenues.

Christa Quarles:	OK, thanks.

Gary Pruitt:	Sure.

Operator:	And next we’ll go to Debra Schwartz with Credit Suisse First Boston.

Debra Schwartz:	Hi, thanks. I was just wondering if you could go into a little more detail about the revenue opportunities that you see, are there certain markets that you see a particular opportunity in? Is it Internet related cross selling? If you could just give us a little more color, that would be really helpful.

Gary Pruitt:	Sure. In terms of revenue opportunities, which we have not factored into our synergies, some are geographic, some come with scale. Let’s talk a little bit about them. We think that in the - in the Carolinas, there are significant revenue opportunities, as we will own several papers there, and can have integrated buys, network buys, and direct mail delivery in those areas to successfully combat direct mail competitors like (Advo).

Also we think there are significant Internet revenue opportunities as the Real Cities network, a national network of over 110 local Internet sites, allows us to with the efficiency of one buy place ads throughout some of the best Internet site - local Internet sites in the country. And we also think that we will graph McClatchy’s strategy into each of these markets of focusing on the core newspaper, but also supplementing it with direct marketing products, especially direct mail, which allows advertisers to target individual households, or reach every household in the market, including those not reached by the newspaper. And I think that with - together with the geographic fits, adding direct mail programs, and the larger, more successful Internet network, we’ll have good revenue up side.

Debra Schwartz:	Great, thank you.

Gary Pruitt:	Thank you.

Operator:	And Craig Huber from Lehman Brothers has our next question.

Craig Huber:	Good morning, congratulations, Gary.

Gary Pruitt:	Thank you, Craig.

Craig Huber:	A question on CareerBuilder, how close to 100 percent confident are you that you’ll be able to hang onto that one-third stake with CareerBuilder and that Gannett and (Tribune) won’t be buying it out here ((inaudible)) refusal? Thanks.

Gary Pruitt:	Thank you. You know, I’m not 100 percent sure, I don’t know, we look forward to - we want to maintain that one-third ownership of CareerBuilder, we think CareerBuilder has - is a valuable asset, with a good future. (Tribune) and Gannett are both good partners of us, we like (Tribune) and Gannett, we get along well with them, and we believe the Knight Ridder markets, together with the McClatchy markets are a blockbuster addition to CareerBuilder, and makes CareerBuilder much stronger, and that it would be a great loss to CareerBuilder if they were not part of it.

So we anticipate being part of CareerBuilder. But you’re right that Gannett and (Tribune) do have the right to buy out our one-third portion, and if they do, it - they’ll be buying out a highly valuable asset, and we’ll get hundreds of millions of dollars. Frankly we’d prefer to stick with it, and we have good relations with - good relations with (Tribune) and Gannett, look forward to talking to them about it, and I anticipate we’ll be in there.

Craig Huber:	And then if I could just ask, are you using roughly 150 million pro forma (D&A) for all this?

Pat Talamantes:	No - this is Pat, Craig. The incremental pro forma (D&A) is $120 million per year.

Craig Huber:	Great, thank you.

Operator:	And next we’re going to Steven Barlow for Prudential Equity Group.

Steven Barlow:	Of the senior Knight Ridder staff, who are you keeping and who are you not at this point?

Gary Pruitt:	We’re still sorting that out, Steve, and we’ll be sorting that out in the - in the coming weeks, so I’m not ready to speak to that at this point. But obviously there are redundancies, and it’s in the corporate area where there will be the job eliminations. We don’t have - we don’t anticipate that there would be any layoffs at the newspapers as a result of this transaction.

Steven Barlow:	Thanks.

Gary Pruitt:	Sure.

Operator:	And if you do have a question today, it is star one. And next we’re going to Thomas Russo from Gardner Russo & Gardner.

Thomas Russo:	Gary, hi, congratulations on your deal. And I just had a question about the family, and how they comforted themselves with the prospects for this, how much enlargened McClatchy, and its ability to both keep its culture, and also to insure that they have adequate operational control over much greater universe without risk of surprise operationally, or reputationally? So an area of focus on the family’s perspective, and owner’s perspective on those issues.

Gary Pruitt:	OK, thank you, Tom. The McClatchy family and in fact the entire board of directors unanimously and enthusiastically endorsed this deal. And the McClatchy family does care a great deal about the journalistic quality and culture of the company, and thus we had such a exacting focus on making sure that we expanded in a way that fits with what McClatchy has been to date, with high quality papers in growth markets where we can extend our business strategy and our journalistic values. So we think this is a perfect fit for McClatchy, and they agreed, they’re very excited about this deal, but we do expect that we’re going to stay the same company, that is with the same values and the same goals and the same principles. If we felt or they felt they would be compromised, we wouldn’t do it, no deal is worth that. We didn’t feel we had to grow to be successful, but we felt this deal at this price meant broader success, a stronger company, stronger Internet assets to hedge for - against any print decline, and that would make us stronger going into the future, and that this was a big building block for the future. So they’re very excited.

Thomas Russo:	Thank you very much.

Gary Pruitt:	Thank you.

Operator:	And Brian Shipman from UBS has our next question.

Brian Shipman:	Thanks, just a follow up on CareerBuilder. Do you anticipate, Gary, having to pay any consideration to Gannett and (Tribune)? Or would the inclusion of the McClatchy markets be that consideration that you’d hope to leave at that level? Thanks.

Gary Pruitt:	We haven’t had - I haven’t had any discussions with Gannett and (Tribune) about it, so it’d truly be speculative on my part to do that. We will receive one-third ownership of CareerBuilder as a result of this deal, we think we bring a lot to CareerBuilder, and I look forward to talking to my friends at (Tribune) and Gannett about it. But beyond that, I really can’t speculate.

Brian Shipman:	OK, thanks, Gary.

Gary Pruitt:	Sure.

Operator:	And Paul Andiorio from Deutsche Bank has our next question.

Paul Andiorio:	Great, thanks. I guess I’m a little - are you considering swaps for the newspaper assets? I guess I’m concerned about the tax leakage, and with that being the case. Also because I’m concerned about the - I guess the tax leakage. How much debt will you pay down annually do you expect? Thanks.

Gary Pruitt:	We’re - Paul, we’re open on structure, we don’t know how these will be sold, and in what exact structure. But we wanted to give you in this model and in this presentation a conservative assumption, assuming we did just a simple asset sale for cash, what it would be.

In other words, kind of a worse case scenario. And even under that scenario, the deal is strongly accretive and the multiples are still very attractive. But it is possible we may have a structure that will be more tax efficient, and we will look to do that if it makes sense, and we can make it work. But we didn’t want to build it in aggressively to this model, or give you multiples that relied on something frankly that hadn’t materialized at this point, so we took a more conservative assumption and...

Paul Andiorio:	Speaking of five times, maybe even if you don’t sell anything, and you swap it all, even at five times debt to EBITDA, that’s not that aggressive relative to what some of your peers are at.

Gary Pruitt:	Yes, in terms of debt?

Paul Andiorio:	Correct.

Gary Pruitt:	Yes, and we anticipate being below four times after divestitures.

Paul Andiorio:	Thanks.

Gary Pruitt:	Sure. And you had another question about debt repayment per year, Paul.

Paul Andiorio:	Yes, that’d be great.

Gary Pruitt:	Yes...

Male:	Yes, in terms of - in terms of the ability to handle the debt, our interest coverage out of the box is 3.6 times, we expect by the end of the year we should be running in excess of four times, so we can easily handle the cash interest from that, and the free cash flow should be substantial, and we believe that we can pay off a considerably amount of this debt through free cash flow in the next five years.

Paul Andiorio:	Great.

Operator:	And once again to ask a question today, it is star one.

Gary Pruitt:	OK, with that I think I will conclude by thanking you all for listening, and appreciate your interest, and appreciate you hearing the McClatchy story, and how we came about to reach this decision in such an attractive and exciting acquisition for us. Look forward to delivering for you in the future. Thank you very much. Goodbye.

Operator:	And that does conclude today’s conference. We thank everyone for joining, and have a great day.

END

DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE COMPANY’S INVESTOR CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES THE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THE COMPANY’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE COMPANY’S CONFERENCE CALL ITSELF AND THE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

FORWARD LOOKING INFORMATION

Statements in this transcript regarding the proposed transaction between McClatchy and Knight Ridder, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, divestiture plan, future opportunities for the combined company and any other statements about McClatchy or Knight Ridder managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s and Knight Ridder’s separate Annual Reports on Form 10-K for the year ended December 25, 2005. McClatchy and Knight Ridder disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

McClatchy plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Information Statement/Proxy Statement/Prospectus will contain important information about McClatchy, Knight Ridder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.